Gary Skulnik



Friends

See all friends

765 friends


Kevin Wilson


David Blair


Danielle Bentz



Gary Skulnik
March 14 at 1:22 PM ·

Friends, this is your chance to get in on the Neighborhood Sun opportunity. After this raise, we're very likely to only be doing institutional rounds in the future.



WEFUNDER.COM

Invest in Neighborhood Sun: An industry-leading community solar technology platform bringing solar to...

Olga Arshavsky Perl, Einat Dattner and 1 other

Like | Comment | Share

Write a comment...